UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONVIO, INC.

(Name of Subject Company (Issuer))

CARIBOU ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W105

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

(843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

S. Halle Vakani, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Joint press release issued by Blackbaud, Inc. and Convio, Inc. on Tuesday, January 17, 2012.

Blackbaud, Inc. Announces Agreement to Acquire Convio

•	Combining strengths will provide a comprehensive and compelling set of multi-channel supporter engagement solutions to nonprofit organizations of all sizes

•	Combined company has over $440 million in trailing twelve months pro-forma revenue (9/30/11)

•	Acquisition expected to be accretive to Blackbaud’s 2012 non-GAAP EPS and contribute to substantial free cash flow

Charleston, S.C. and Austin, TX – January 17, 2012 – Blackbaud, Inc. (NASDAQ: BLKB), the leading provider of software and related services designed for nonprofit organizations, announced today that it has entered into a definitive merger agreement with Convio, Inc. (NASDAQ: CNVO), a leading provider of on-demand constituent engagement solutions that enable nonprofit organizations to more effectively raise funds, advocate for change and cultivate relationships.

Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. The acquisition of Convio will combine the two companies’ strengths to accomplish a common mission – making multi-channel supporter engagement a reality – at a faster pace than either company could achieve on its own. With nonprofit supporters acting across multiple channels, including receiving messages, donating, and advocating, across websites, social networks, email, mobile, events and direct mail, solutions must be designed to deliver optimum engagement across channels. Convio’s strength in online and social is a perfect complement to Blackbaud’s expertise, and its addition will enable Blackbaud to better serve nonprofit organizations.

Under the terms of the agreement, Blackbaud will acquire all outstanding shares of common stock of Convio for $16.00 per share, representing a premium of 49% compared to Convio’s recent closing price and an enterprise value of approximately $275 million (based on fully diluted shares). Blackbaud will finance the deal through a combination of cash and debt. In addition to providing meaningful and immediate value for Convio’s shareholders, the transaction is expected to be accretive to Blackbaud’s non-GAAP financial results for the full year 2012 and increasingly so in future years.

The board of directors of both companies have unanimously approved the transaction. The acquisition is structured as a cash tender offer followed by a merger, and is expected to close during the first quarter of 2012. All Convio directors and officers and certain of its affiliates (representing over 30% of Convio’s total outstanding shares) have agreed to tender all of their respective shares subject to tender and support agreements. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Convio shares on a fully diluted basis, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary conditions.

Marc Chardon, Blackbaud’s President and CEO, said, “We are extremely excited to announce our agreement to acquire Convio, which is a significant event for both companies. We fully expect that Convio’s best-in-class, SaaS-based capabilities for large events, advocacy and federated organizations will enable Blackbaud to offer the industry’s most diverse and flexible set of online capabilities on a global basis. Moreover, the addition of Convio will broaden Blackbaud’s application portfolio, enabling the combined company to offer a comprehensive set of multi-channel supporter engagement solutions to nonprofit organizations of all sizes.”

Chardon added, “Combining Convio and Blackbaud is expected to help create one of the largest SaaS vendors with over $440 million in trailing twelve months pro forma revenue. The strength and complementary nature of our combined value proposition will position Blackbaud well to capitalize on the large and underpenetrated market for delivering innovative solutions to the nonprofit industry.”

Convio’s products enable nonprofit organizations to harness the full potential of the Internet and social media as new channels for constituent engagement and fundraising. Convio has over 1,500 customers in the U.S., Canada and the U.K., including 29 of the top 50 U.S. charities. In 2010 alone, Convio’s U.S. clients used its software and services to raise more than $1.3 billion online, send more than 4 billion emails, power more than 32 million advocacy actions and manage relationships with more than 248 million constituents.

Gene Austin, Convio’s President and CEO, said, “We expect the combination of Convio and Blackbaud to provide large nonprofit organizations with the best of both worlds, the industry’s strongest online fundraising solution along with market leading CRM capabilities. Our respective solutions, areas of vertical expertise and customer bases are highly complementary, and we have received many customer requests to integrate our capabilities over the years. We will now be able to meet this market demand and provide both of our customer bases with access to a broad and deep application suite designed specifically for nonprofit organizations.”

After the acquisition closes, Austin will take on a leadership role at Blackbaud, reporting to Marc Chardon.

BofA Merrill Lynch is acting as the exclusive financial advisor with Wyrick Robbins Yates & Ponton LLP and Davis Polk & Wardell LLP serving as the legal advisors to Blackbaud. JPMorgan Chase Bank, N.A., SunTrust Bank and BofA Merrill Lynch are providing financing to Blackbaud for this transaction. J.P. Morgan Securities LLC is acting as lead arranger and lead bookrunner, with SunTrust Robinson Humphrey, Inc. acting as a joint lead arranger and joint bookrunner. Stifel, Nicolaus & Company, Incorporated is acting as the exclusive financial advisor with DLA Piper LLP (US) serving as the legal advisors to Convio.

Financial overview of transaction and combined company

Pro Forma Combined Company Financial Profile (trailing twelve months ended 9/30/2011, non- GAAP, unaudited)

•	$440 million in revenue

•	$94.9 million in adjusted EBITDA

•	Free cash flow of $66.5 million*

*	Cash from operations of $83.0 million less capital expenditures of $16.5 million

The acquisition of Convio will be funded by a combination of Blackbaud’s existing cash balance, expansion and extension of the company’s current debt facility, as well as newly issued syndicated debt. After closing the acquisition, the combined company is expected to have net debt of approximately $240 million, which represents approximately 2.5x proforma consolidated adjusted EBITDA for the twelve months ended September 30, 2011.

Tony Boor, Blackbaud’s Senior Vice President and Chief Financial Officer, stated, “In addition to the strategic reasons supporting the acquisition of Convio, we believe it is also highly attractive from a financial perspective. We expect the transaction to have an accretive impact on our non-GAAP diluted earnings per share for the full year 2012, and even more so in future years as we realize efficiencies from integrating our companies. The addition of Convio will also significantly increase the size of Blackbaud’s subscription revenue and further strengthen our SaaS and transactional offerings.”

Boor added, “We are very confident in the company’s ability to service its new debt balance due to our free cash flow being much greater than our expected cash interest expense, in addition to the fact that we expect further enhancements of our cash flow following the acquisition and integration of Convio.”

Conference Call Details

Blackbaud will host a conference call today, January 17, 2012, at 8:15 a.m. (Eastern Time) to discuss the acquisition. To access this call, dial 877-857-6149 (domestic) or 719-325-4894 (international). A replay of the conference call will be available through January 24, 2012 at 877-870-5176 (domestic) or 858-384-5517 (international). The replay passcode is 3746993. A live webcast of this conference call will be available on the “Investor Relations” page of the Company’s website at www.blackbaud.com/investorrelations, and a replay will be archived on the website as well.

About Blackbaud

Serving the nonprofit and education sectors for 30 years, Blackbaud (NASDAQ: BLKB) combines technology and expertise to help organizations achieve their missions. Blackbaud works with more than 25,000 customers in over 60 countries that support higher education, healthcare, human services, arts and culture, faith, the environment, independent K-12 education, animal welfare, and other charitable causes. The company offers a full spectrum of cloud-based and on-premise software solutions and related services for organizations of all sizes including: fundraising, eMarketing, social media, advocacy, constituent relationship management (CRM), analytics, financial management, and vertical-specific solutions. Using Blackbaud technology, these organizations raise more than $100 billion each year. Recognized as a top company by Forbes, InformationWeek, and Software Magazine and honored by Best Places to Work, Blackbaud is headquartered in Charleston, South Carolina and has employees throughout the US, and in Australia, Canada, Hong Kong, Mexico, the Netherlands, and the United Kingdom. For more information, visit www.blackbaud.com.

About Convio

Convio is a leading provider of on-demand constituent engagement solutions that enable nonprofit organizations to maximize the value of every relationship. With Convio constituent engagement solutions, nonprofits can more effectively raise funds, advocate for change and cultivate relationships with donors, activists, volunteers, event participants, alumni and other constituents. Convio offers two open, cloud-based constituent engagement solutions: Convio Common Ground CRM™ for small- and mid-sized nonprofits and Convio Luminate™ for enterprise nonprofits. Headquartered in Austin, Texas with offices across the United States and United Kingdom, Convio serves more than 1,500 nonprofit organizations globally. Convio is listed on the NASDAQ Global Market under the symbol CNVO. For more information, please visit www.convio.com.

Investor Contact:

Tim Dolan

ICR

timothy.dolan@icrinc.com

617-956-6727

Media Contact:

Melanie Mathos

Blackbaud

843-216-6200 x3307

melanie.mathos@Blackbaud.com

Karoline McLaughlin

Convio

512-652-7865

kmclaughlin@convio.com

SOURCE: Blackbaud, Inc.

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although we attempt to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following: risks that the Convio merger will not close or that its expected benefits will not be achieved (including risks that the tender offer is not successful or that the related debt financing, regulatory approvals and consents are not obtained); general economic risks; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; management of integration of acquired companies and other risks associated with acquisitions; risks associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud and Convio, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Blackbaud’s investor relations department (with respect to Blackbaud filings) or upon request from Convio’s investor relations department (with respect to Convio filings).

All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

All Convio product names appearing herein are trademarks or registered trademarks of Convio, Inc.

Non-GAAP Financial Measures

Blackbaud has provided in this release financial information that has not been prepared in accordance with GAAP. This information includes non-GAAP adjusted EBITDA and free cash flow. Blackbaud uses these non-GAAP financial measures internally in analyzing its financial results and believes they are useful to investors, as a supplement to GAAP measures, in evaluating Blackbaud’s ongoing operational performance. Blackbaud believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial results with other companies in Blackbaud’s industry, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial results discussed above exclude the following from net income: interest, taxes, depreciation and amortization, stock-based compensation, acquisition related costs and certain non-cash and non-recurring items.

Securities Law Disclosure

The tender offer for the outstanding common stock of Convio has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Convio common stock will be made only pursuant to an offer to purchase on Schedule TO and related materials that Blackbaud intends to file with the SEC. Convio also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Convio stockholders and other investors should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relation’s section of Convio website at www.Convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Blackbaud, Inc.

Reconciliation of GAAP to Non-GAAP financial measures

(Unaudited)

	Twelve months ended September 30, 2011
(in thousands)	Blackbaud	Convio	Pro Forma Combined Total
GAAP revenue	$363,165	$76,933	$440,098

Reconcilation of net income to adjusted EBITDA:
GAAP net income	$34,817	$2,441	$37,258

Non-GAAP adjustments:
Add: Interest expense (income), net	(106)	(89)	(195)
Add: Income tax expense	17,562	214	17,776
Add: Depreciation expense	9,058	2,274	11,332
Add: Amortization of intangibles from business combinations and capitalized software costs	7,336	1,675	9,011
Add: Stock-based compensation expense	14,732	2,815	17,547
Add: Acquisition-related expenses	2,054	702	2,756
Less: Gain on sale of assets	(550)	—	(550)

Total Non-GAAP adjustments	50,086	7,591	57,677
Non-GAAP adjusted EBITDA	$84,903	$10,032	$94,935

GAAP cash flow from operating activities	$74,764	$8,234	$82,998

Non-GAAP adjustments:
Less: Capital expenditures	(13,160)	(3,295)	(16,455)

Free cash flow	$61,604	$4,939	$66,543

Email sent to Blackbaud, Inc. employees by Marc Chardon, President and CEO of Blackbaud, Inc. on January 17, 2012.

Blackbaud Intends to Acquire Convio

Today represents a milestone for Blackbaud, as we announced our intention to acquire Convio. The two companies have reached a definitive agreement and begin the regulatory approval process today, which we expect will be finalized by the end of the first quarter.

Why are we doing this acquisition? We firmly believe that together we will accomplish more than we could separately. We will be combining the strengths of the two companies and a shared belief that engaged supporters drive the best results for non-profits. We are confident this acquisition will allow us to better meet the needs of our customers and their supporters.

I know you have many questions. This email is meant to guide you to the answers. Here is a summary of the information available today:

•	The press release covers our rationale for the acquisition.

•	We have created an internal FAQ, attached, and a video message with additional information.

•	We also have an abbreviated form of the video on our Website, which you can send to external folks as needed.

•	The following events are scheduled for today:

•	8:15a ET: Investor call to discuss the acquisition.

•	A webcast will be available from our Investor Relations page.

•	11:30a ET: Senior Management Team will meet for Q&A.

•	SMT will receive a meeting request within an hour.

•	1p ET: All Hands meeting in BB Café to review information and Q&A.

•	All employees will receive a meeting request within an hour.

•	Immediately following the All Hands, the Sales, Service, and Support teams will stay in BB Café for specific information on managing customer and partner calls.

•	ATTENDANCE IS REQUIRED: in person in Charleston or via the same web cast or call in as above, if you are not in Charleston.

Most important,

1.	Do not give any information or commentary to any external parties, until you have attended the All Hands meeting. If a customer, partner, vendor, or other external party asks for information, point them to the external information page and tell them you have a meeting at 1p ET to learn more.

2.	Read the Do’s and Don’ts at the bottom of this email. Because this is an acquisition involving two public companies, we are restricted on what we can do and say between now and closing. It is a legal requirement that you follow these.

Until the acquisition is complete (expected by the end of Q1), there are many issues we will not be able to answer definitively. However, there are two things we know now:

The combination of Blackbaud and Convio will strengthen our primary focus — ensuring our customers can say, “Because of Blackbaud, I spend more time advancing my mission.”

And

Together, we will strive to be the best place to work for people who want to help millions of nonprofits excel in fundraising through mission delivery.

Thank you in advance for all I know you will do to ensure the integration goes well, once the acquisition closes.

Marc

Pre-Closing Antitrust Guidelines

DO:	DO NOT:

•      Continue to operate Blackbaud’s business in the ordinary course and compete vigorously in the marketplace

•      Contact customers and partners independently of Convio

•      Negotiate terms with customers and partners independently of Convio

•      Send customers and partners links to company-produced and approved information about the acquisition.

•      Expect integration planning teams will be people who are not involved in sales and marketing of competitive products

•      Seek the advice from Integration Team (Lance Ludman, Scott Bulter, and Hunter Coffey) when in doubt

•      Stop competing with Convio or diminish the extent to which you compete with Convio

•      Discuss prices with Convio or agree on pricing (including price levels, discounts, or any other aspect of pricing) or allocating markets

•      Share proprietary or competitively sensitive information with Convio

•      Begin to integrate or implement integration plans with Convio

•      Allow Convio personnel to direct or influence how Blackbaud conducts its business

•      Direct or suggest to Convio how to conduct their business or resolve problems or disputes

•      Allow Convio to assume or take over any aspect of Blackbaud’s operations, marketing, inventory, equipment, customer lists, sales, etc.

•      Assume positions or functions within Convio’s organization

•      Take direction from Convio on how to conduct Blackbaud’s business or resolve problems or disputes

• Make sales calls to customers or calls on partners jointly with Convio
• Negotiate terms with customers or partners jointly with Convio
• Discuss or agree with Convio on terms to be offered to customers or partners
• Share with customers the details of current integration plans unless company-produced and approved for sharing with customers

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following: risks that the Convio merger will not close or that its expected benefits will not be achieved; general economic risks; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; management of integration of acquired companies and other risks associated with acquisitions; risks associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Blackbaud’s investor relations department. All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

Additional Information

The tender offer for Convio stock has not yet commenced, and this email is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud’s wholly owned subsidiary Caribou Acquisition Corporation will file with the SEC a tender offer statement on Schedule TO. Investors and Convio stockholders should read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Convio with the SEC, because they will contain important information. These documents will be available at no charge through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com.

In addition to the offer to purchase, the related letter of transmittal and other offer documents, as well as the solicitation/recommendation statement, Blackbaud and Convio file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information in the EDGAR database at the SEC website, www.sec.gov, or at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

FAQ attachment to email to Blackbaud, Inc. employees from Marc Chardon, President and CEO.

FAQ for Blackbaud Announcement Regarding Intent to Acquire Convio

1.	Why is Blackbaud buying Convio?

This acquisition combines the strengths of two companies who firmly believe that engaged supporters drive the best results for non-profits. We will focus on a common mission — to make multi-channel supporter engagement a reality – and should achieve that at a faster pace than either of us could achieve separately. Convio’s strengths in online and SaaS solutions are a perfect complement to Blackbaud’s expertise, and their addition will enable Blackbaud to better serve nonprofit organizations.

2.	What will change?

The biggest question on your mind is likely the people and organization implications of this. The answer we have now can be frustrating, we know, but until close, we must remain two separate companies, continuing to compete and operate independently. This is a legal imperative. We expect the closing of this transaction in by the end of Q1.

Both companies are growing companies and as such we expect the vast majority of employees to retain their current positions. Integrations like this always cause some change though, and we will communicate those as soon as we can.

To the extent that we can, we will be planning integration between the two companies during the time between this announcement and close. Integration teams will be announced in the next few weeks. Scott Butler will be leading the integration for Blackbaud, and you can contact him with ideas or questions for the integration.

Due to the limited amount of information the two companies can share during the time between this announcement and close, we will not be able to make any product decisions until after the close. We will move to make any decisions as quickly as possible after close.

As for the company name and locations, we can answer. Blackbaud will be the company name, and we will continue to be headquartered in Charleston, South Carolina. We are excited about having a significant operation in Austin, Texas, as it gives us access to a terrific pool of talent, especially in technology.

The culture and values of our two companies closely align. Both companies have a dedication to helping non-profits do good and to doing good themselves. Our capabilities to accomplish our purpose – to power the business of philanthropy from fundraising to outcomes – will be strengthened when this acquisition closes.

3.	What is the timing of the acquisition and integration?

We hope to close by the end of Q1. However, this might not occur as closing is subject to various standard conditions, including some steps like regulatory approval that are not entirely within our control. We will keep you updated on a regular basis. Integration will be rolled out in the months after the close.

We will communicate integration plans as we can.

4.	What does this mean for customers? Prospects? Partners?

Customers, prospects and partners should continue to call current sales, service and support representatives. No changes to this will take place between this announcement and close of the deal, which is expected to happen in Q1. Both companies will continue to compete and operate independently. We will update you, and our customers and partners, as we have more information.

5.	What happens next?

Until the deal closes, we must operate as two separate companies. We will be creating integration teams to evaluate and prepare for different integration possibilities during the coming month.

Additional Employee Questions

1.	What does this mean for me? Will there be job changes? Responsibility changes?

Until the deal closes we cannot make any changes and must continue to compete and operate independently. After close, we expect the vast majority of employees will retain their current jobs and responsibilities. We will continue to communicate about status. Both companies are growing companies and we firmly believe that the combination of strengths of these two companies will result in increased opportunities.

2.	Why now and who approached whom?

Blackbaud and Convio executives have talked for years about “what could happen if we combined strengths.” The timing was right this year for both companies to consider this transaction.

As more non-profits face the challenge of engaging with supporters across multiple channels, we believe the time is right forour two companies to come together to better serve our customers. Blackbaud and Convio should be able to accomplish more together than they could have separately.

3.	Aren’t our two companies quite different from the culture and approach perspective?

The cultures and values of the two companies are closely aligned. Both companies have at their core the same mission: enabling non-profits to do more good, and both companies employees regularly act to further this.

4.	How will decisions be made about the integration?

A team composed of Blackbaud and Convio team members will work together to develop and implement the integration plan. Until close, only certain information can be shared between the teams, so many decisions cannot be made until after we close. We will share decisions and directions as we have them, and regularly communicate status.

5.	What do I tell customers, partners, friends and family?

You can tell them that Blackbaud has entered into a definitive agreement to acquire Convio. You can also tell them that as a result of the acquisition, the company should be able to accomplish more together than the two companies could have separately, and better enable non-profits to spend more time on advancing their missions. You can point them to the press release, as well as Marc’s public message, both accessible via our home page.

6.	How do I learn more about Convio products and company?

You can find great details about each company on their website –www.convio.com. Please do not contact anyone from Convio directly.

7.	What should I do during the integration?

Most important read the do’s and don’ts. They must be followed.

In addition to that, you should continue to do your job as you have in the past. We must continue to operate as separate companies until the acquisition is complete. Some employees of each company will be asked to be on the integration team. We will announce those teams within a month after talking with each of those team members and their managers.

8.	What information and communication should I be sharing now?

You can tell people that the two companies have entered into a definitive agreement under which Blackbaud will acquire Convio and that the deal is expected to close by the end of the first quarter. In the meantime, let them know you will continue to do your job in the same way you have in the past.

9.	Who should be contacted for additional information?

If you have questions beyond this, please contact Scott Butler (scott.butler@blackbaud.com), and he’ll get you to the right person.

Additional Sales Questions

1.	Can I call my counterpart rep at Convio?

No, absolutely not. We must continue to operate as separate companies. Please read the Do’s and Don’ts.

2.	Will our territories/account assignments be changed?

No decisions have been made in terms of territories and account assignments. The two companies must continue to operate independently until the acquisition is complete. You will continue to sell your products and services to the same accounts and in the same territories until the acquisition is finalized.

3.	Will the commission/compensation structure be affected? How and when?

There are no planned major changes. However, with integration we will be bringing the two teams together, which will likely raise some issues that must be addressed. We will communicate those as we know them. Nothing can happen before the deal closes.

4.	Will I have a new boss and/or team?

Changes related to reporting structure and teams will be addressed as part of the integration plan. Nothing can happen before the deal closes and most will take additional time after that date. We will work to make decisions as fast as possible.

5.	How do I close deals in the next few months? What do I say to prospects?

Because the two companies will continue to operate independently until the deal is complete, you will continue to sell the same products and services. We will continue to honor proposals in the same way we would if this was not occurring.

At the same time, it is important to tell prospects that there is an integration plan under way, but cannot be rolled out until after the acquition is complete. You can also assure them that customers will be supported, as we have in the past, for products and services that they purchase before, during and after completion of the acquisition.

Additional Services Questions

1.	Can I call my counterpart rep at Convio?

No, absolutely not. We must continue to operate as separate companies. Please read the Do’s and Don’ts.

2.	Should we stop implementations until we know the product roadmaps?

No. We must continue to operate as separate companies. Current products and implementations will continue to be supported, as per our normal course of business. If this changes based on integration planning, we will announce it and also have a migration and support plan available.

Additional Support Question

1.	Will Blackbaud Support reps now provide Convio product support?

No. We must continue to operate as separate companies. Support will continue to be provided separately until customers are notified differently, which will not be until after close and an integration period.

Additional Customer Questions

1.	How does this news impact my organization?

We expect the impact on your organization and all our customers will be positive, with a stronger set of capabilities to meet your current and emerging needs.

Product and service roadmaps will be part of the integration plan that is being developed, but cannot be implemented until after the acquisition closes. We will actively communicate with all customers about future products and service offerings and will support product and service migrations, as integration needs define.

While we cannot be specific, we can say the following:

•	We plan to deliver a comprehensive solution for multi-channel engagement with your supporters.

•	We plan to deliver more complete offerings tailored to key market segments.

•	We plan to deliver simplified, elegant solutions that get to market more quickly, giving you more time to focus on advancing your missions.

2.	Who do I contact for sales and support? Or other questions?

Continue to contact your current sales, service and support representatives. If they cannot answer your questions, they will have resources available to get answers for you. Please do understand that many questions will take additional planning time after the acquisition closes.

Additional Partner Questions

1.	Should I continue to provide services/products through the transition?

Yes, you should continue to provide services and products.

2.	Who will my contact be?

Continue working with your current representatives.

3.	Will my contract be modified?

Your current contract will continue, as specified. If there are changes after the acquisition closes, you will be notified as required.

4.	Will I be changing the way I work with you?

Since the two companies will continue to operate independently until the acquisition is complete, there will be no changes in the way you work with us until that time. We are working on an integration plan and will work closely with you as we roll that out once the deal is closed.

Transcript of video presentation made to Blackbaud, Inc. employees by Marc Chardon, President and CEO. Link to video presentation provided in email from Marc Chardon to Blackbaud, Inc. employees on January 17, 2012.

Hello, I imagine you might be a little surprised by the announcement that Blackbaud is acquiring Convio. When the integration occurs, it will be the largest acquisition we’ve ever done and it’s a tribute to all that we have done together that we have a company that can achieve an acquisition and integration of this magnitude and deliver value to our customers. The Convio team has built an amazing product portfolio that complements an amazing product portfolio that we’ve put together and by products I mean solutions, service, software and all the analytics that go around that. They’ve got some impressive results however, in on-line fundraising, in events, in cloud computing, and also in open partnership programs, their Salesforce partnership of course, being the biggest and most important proof point to that. The combined strengths that Blackbaud and Convio bring to our customers are going to be a major step forward for our ability to achieve our vision in 2015. And as much as everybody here wishes that we could probably bring those two organizations together as fast as possible, we are a public company and we are acquiring a public company that means there are a bunch of steps to complete along the way. Some of those steps are in our control; some of those steps are regulatory. Until those steps come to completion, we have to act as competitive and independent organizations. This is absolutely critical to our ability to finish the acquisition. Let me repeat, we have to act as independent entities and if we are in competition, we need to compete aggressively. We fully expect that these steps will be finished sometime in the first calendar quarter and that we’ll be able to move on to the actual integration in bringing the two organizations together. In the meantime, we are going to be naming integration teams, integration teams composed of Blackbaud people and Convio people whose job it will be to plan for that first day after the merger actually happens. In the mean time, we are going to continue to run our own business and look forward to the day that we can bring the two organizations together to be able to better serve our customers and move us more quickly towards vision 2015. Thank you very much for everything you’re going to do to help make this integration successful.

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following: risks that the Convio merger will not close or that its expected benefits will not be achieved; general economic risks; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; management of integration of acquired companies and other risks associated with acquisitions; risks associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Blackbaud’s investor relations department. All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

Additional Information

The tender offer for Convio stock has not yet commenced, and this email is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud’s wholly owned subsidiary Caribou Acquisition Corporation will file with the SEC a tender offer statement on Schedule TO. Investors and Convio stockholders should read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Convio with the SEC, because they will contain important information. These documents will be available at no charge through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com.

In addition to the offer to purchase, the related letter of transmittal and other offer documents, as well as the solicitation/recommendation statement, Blackbaud and Convio file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information in the EDGAR database at the SEC website, www.sec.gov, or at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Email sent to Convio, Inc. employees by Marc Chardon, President and CEO of Blackbaud, Inc., dated January 17, 2012.

Convio team,

I wanted to share a few thoughts on today’s announcement with you, so I prepared a short video for that purpose. I know you have many questions and your management team has organized meetings throughout the day to answer as many as can be answered at this stage.

Thank you for your patience and participation as our two companies go through the regulatory process necessary for completing the proposed acquisition. I look forward to the day when I can welcome you to the Blackbaud team.

/s/ Marc E. Chardon
Marc E. Chardon
President and Chief Executive Officer
Blackbaud, Inc.

Notice to Investors

The tender offer for the outstanding shares of common stock of Convio Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Transcript of video presentation made to Convio, Inc. employees by Marc Chardon, President and CEO of Blackbaud, Inc. on January 17, 2012.

Hello, I’m Marc Chardon, President and CEO of Blackbaud and I’m delighted to have an opportunity today to spend some time with you and share some thoughts on the announcement. You know, first and foremost, I hope you take an opportunity to really reflect on and appreciate all that you’ve done, the value that you’ve built over the past several years. After all, we’re acquiring Convio based on all of the great value that you have created in this world. You know, we have a lot to learn from you, we have a lot to learn from you about on-line fundraising, we have a lot to learn from you about product design in an open cloud environment, partnerships, I mean the salesforce partnership is absolutely spectacular. We have a great opportunity to bring our products together to make our customers even more successful in making the world a better place. We share common values as organizations and as people. I’m really very pleased to be able to look forward to bringing those things together. Now, if you’re like me, you’re probably impatient to just get on with it, unfortunately, acquisitions of public companies come with a whole bunch of constraints and we have to be very careful to realize that between the period of this announcement and when the companies actually come together, we need to continue to compete and act as independent entities, just as if the deal weren’t happening. What we can do over the next couple weeks is to put together a team of people to do as much integration planning as possible, so that when the deal closes, we can do it as smoothly and as effectively as possible. We will be naming people to those teams over the next couple of weeks and we’ll keep you informed as we move forward. One thing I can tell you today, is that we’re very excited at the prospect of having a strategic site in Austin. Milken research tells us that it’s the number four city in the country for technology companies, technology talent. It’s absolutely strategic for a growing company like Blackbaud, and a growing pair of companies like Blackbaud and Convio to be able to source talent wherever it is most likely to be found and where the best talent is. In closing, let me just remind you that what we are doing today is announcing the intent to acquire Convio. Now, all of us wish that we could get past this whole process and simply be able to bring the two companies together today. However, there are a lot of steps between now and then, many of them are in our control, some of them are not. We fully expect to be able to bring the merger together in the first quarter of this calendar year and I’m looking forward to being able to welcome you to the Blackbaud family and working together in order to satisfy our customers and help them make the world a better place.

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following: risks that the Convio merger will not close or that its expected benefits will not be achieved; general economic risks; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; management of integration of acquired companies and other risks associated with acquisitions; risks associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Blackbaud’s investor relations department. All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

Additional Information

The tender offer for Convio stock has not yet commenced, and this email is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud’s wholly owned subsidiary Caribou Acquisition Corporation will file with the SEC a tender offer statement on Schedule TO. Investors and Convio stockholders should read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Convio with the SEC, because they will contain important information. These documents will be available at no charge through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com.

In addition to the offer to purchase, the related letter of transmittal and other offer documents, as well as the solicitation/recommendation statement, Blackbaud and Convio file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information in the EDGAR database at the SEC website, www.sec.gov, or at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Transcript of public video presentation by Marc Chardon, President and CEO of Blackbaud, Inc. on January 17, 2012.

Hello, I’m Marc Chardon, President and Chief Executive of Blackbaud and I’d like to spend a few moments talking with you about our intention to acquire Convio. Blackbaud’s ambition is that our customers will say of us, “because of Blackbaud, I spend more time advancing my mission”. Convio’s strengths and products are complementary to those that we bring to the market in order to fulfill that purpose. Due to the laws surrounding an acquisition of a public company of this size, we need to continue to act as independent companies until the acquisition closes. We’re not in control of all of the steps, some of them are regulatory and some of them are internal to our organizations and we expect to be able to bring the acquisition to completion sometime in the first calendar quarter. Until then, we’ll provide updates and information as they become available. Once this acquisition closes, we’ll combine our strengths to achieve an important mission, to make multi-channel supporter engagement a reality, faster than we could have separately. I look forward to the day when I can welcome Convio customers, partners and their team to the Blackbaud family.

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following: risks that the Convio merger will not close or that its expected benefits will not be achieved; general economic risks; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; management of integration of acquired companies and other risks associated with acquisitions; risks associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Blackbaud’s investor relations department. All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

Additional Information

The tender offer for Convio stock has not yet commenced, and this email is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud’s wholly owned subsidiary Caribou Acquisition Corporation will file with the SEC a tender offer statement on Schedule TO. Investors and Convio stockholders should read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Convio with the SEC, because they will contain important information. These documents will be available at no charge through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com.

In addition to the offer to purchase, the related letter of transmittal and other offer documents, as well as the solicitation/recommendation statement, Blackbaud and Convio file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information in the EDGAR database at the SEC website, www.sec.gov, or at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.